UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Docucorp International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

255911109

(CUSIP Number)

C. Patrick Brandt

Skywire Software, LLC

2401 Internet Blvd.

Suite 201

Frisco, TX  75034

 (972) 377-1110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255911109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skywire Software, LLC, IRS Identification No.: 75-2909620

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) OO

* An aggregate of 1,926,186  shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Skywire expressly disclaims beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hall Phoenix/Inwood, Ltd., IRS Identification No.: 75-2503042

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) PN

* An aggregate of 1,926,186 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire and Hall Phoenix/Inwood, Ltd. expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Phoenix/Inwood Corporation, IRS Identification No.: 75-2430745

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) CO

* An aggregate of 1,926,186 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd. and Phoenix/Inwood Corporation expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Search Financial Services, LP, IRS Identification No.: 41-1356819

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) PN

* An aggregate of 1,926,186 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Search Financial Services is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation and Search Financial Services, LP expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hall Search GP, LLC, IRS Identification No.: ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) OO

* An aggregate of 1,926,186 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.  Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation, Search Financial Services, LP and Hall Search GP, LLC expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Hall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,926,186 shares*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,926,186 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

* An aggregate of 1,926,186 shares of Docucorp International, Inc. (the “Company”) common stock are subject to agreements dated December 6, 2006 (each, a “Support Agreement”) entered into by Skywire Software, LLC (“Skywire”) and each of the parties set forth on Schedule II.  Craig Hall is the sole manager and sole member of Hall Search GP, LLC.  Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.  Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation.  Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd.  Hall Phoenix/Inwood, Ltd. is the controlling member of Skywire.  Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation, Search Financial Services, LP, Hall Search GP, LLC and Craig Hall expressly disclaim beneficial ownership of any shares of Company common stock covered by the Support Agreements.  Based on the number of shares of Company common stock outstanding as of December 1, 2006 (as represented by Company in its latest quarterly filing), the number of shares of Company common stock covered by the Support Agreements represents 15.5% of the outstanding Company common stock.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”), and voting rights relating thereto, of Docucorp International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices located at One Lincoln Centre, Suite 300, 5400 LBJ Freeway, Dallas, Texas 75240.

Item 2.	Identity and Background

1)             Skywire Software, LLC

(a) (b) and (f)  Skywire Software, LLC, a Texas limited liability company (“Skywire”), with its principal executive offices located at 2401 Internet Blvd, Suite 201, Frisco, Texas 75034.

(c)  Skywire is a diversified software company specializing in insurance, financial services and enterprise management, with customers worldwide.  Skywire is a subsidiary of Hall Phoenix/Inwood, Ltd. a privately held company with more than $1 billion in diverse assets in the United States and Europe.

The name, business address, title, and present principal occupation or employment of each of the managers and executive officers of Skywire are set forth below.  If no business address is given, the director’s or executive officer’s business address is 2401 Internet Blvd, Suite 201, Frisco, Texas 75034. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Skywire.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

MANAGERS

Name	Occupation
C. Patrick Brandt	CEO, Skywire Software, LLC

Donald L. Braun	President, Hall Phoenix/Inwood, Ltd.

OFFICERS

Name	Title
C. Patrick Brandt	Chief Executive Officer

Wendy Gibson	Chief Operating Officer

Karl Schultz	Chief Information Officer

Bob Wright	Executive Vice President

(d) and (e)  Neither Skywire nor, to Skywire’s knowledge, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2)             Hall Phoenix/Inwood, Ltd.

(a) (b) and (f) Hall Phoenix/Inwood, Ltd. is a Texas limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

(c) The principal business of Hall Phoenix/Inwood, Ltd. is investing in public and private investment opportunities.

(d) and (e) To the best knowledge of Hall Phoenix/Inwood, Ltd., none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3)             Phoenix/Inwood Corporation

(a) (b) and (f):  Phoenix/Inwood Corporation is a Texas corporation. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.

The names of the executive officers and directors of Phoenix/Inwood Corporation, their addresses, citizenship and principal occupations are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Donald L. Braun, President, Treasurer and Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, Inc.

Larry E. Levey Executive Vice President, and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Mike Jaynes Senior Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Senior Vice President of Hall Financial Group GP, Inc.

Mike Reynolds, Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Hall Financial Group GP, Inc.

David Nachman Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Hall Financial Group GP, Inc.

Craig Hall Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, Inc.

(c)  The principal business of Phoenix/Inwood Corporation is to serve as general partner of affiliated entities.

(d) and (e)  To the best knowledge of Phoenix/Inwood Corporation, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4)             Search Financial Services, LP

(a) (b) and (f)  Search Financial Services, LP is a Delaware limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole general partner of Search Financial Services, LP is Hall Search GP, LLC.

(c)  The principal business of Search Financial Services, LP is to provide asset management and financial management services to affiliated businesses.

(d) and (e)  To the best knowledge of Search Financial Services, LP, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

5)             Hall Search GP, LLC

(a) (b) and (f)  Hall Search GP, LLC is a Delaware limited liability company. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole manager and sole member of Hall Search GP, LLC is Craig Hall.

The names of executive officers and directors of Hall Search GP, LLC, their addresses, citizenship and principal occupations are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment

Donald L Braun, President and Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	President of Hall Financial Group GP, Inc.

Mark Depker, Executive Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group GP, Inc.

Larry E. Levey, Executive Vice President, and Secretary	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Executive Vice President of Hall Financial Group, GP, Inc.

Janet Roznowski, Vice President	32600 Five Mile Road Livonia, MI 48154	United States	Vice President of Hall Financial Group GP, Inc.

Keith Taylor, Treasurer	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Controller of Hall Financial Group GP, Inc.

Jean Ferris, Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Hall Financial Group GP, Inc.

Craig Hall, Director	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Chairman of Hall Financial Group GP, Inc.

David Nachman, Vice President	6801 Gaylord Parkway Suite 100 Frisco, Texas 75034	United States	Vice President of Hall Financial Group GP, Inc.

(c)  The principal business of Hall Search GP, LLC is to serve as general partner of Search Financial Services, LP.

(d) and (e)  To the best knowledge of Hall Search GP, LLC, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

6)             Craig Hall

(a) (b) and (f)  Craig Hall is a United States citizen whose business address is 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.

(c)  Mr. Hall is principally employed as Chairman of Hall Financial Group GP, Inc.

(d) and (e)  To the best of Craig Hall’s knowledge, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Skywire to merge its wholly-owned subsidiary, Skywire Star Acquisition Corp. (“Merger Sub”), with and into the Company by entering into an Agreement and Plan of Merger dated as of December 6, 2006, by and between Skywire, Merger Sub, and the Company (the “Merger Agreement”), certain stockholders of the Company (the “Company Stockholders”), who are identified on Schedule I hereto, each entered into a support agreement with Skywire (the “Support Agreement”) and agreed to vote in favor of the adoption of the Merger Agreement. Skywire did not provide any consideration, other than Skywire’s agreement to enter into the Merger Agreement, to the Company Stockholders in connection with the execution and delivery of the Support Agreements. Copies of the Merger Agreement and a form of the Support Agreements are filed as Exhibits 1 and 2, respectively, to this Statement.

The proposed transaction is valued at approximately $127,000,000. Skywire expects to fund the consideration payable pursuant to the Merger Agreement using a combination of approximately $85,500,000 in funding from Wells Fargo Foothill, Inc., or some other financial institution, the terms of which have not yet been finalized, and $41,500,000 from a capital contribution from Hall Phoenix/Inwood, Ltd. If an agreement to secure funds from Wells Fargo Foothill, Inc., or some other financial institution, is not obtained, Skywire expects to fund the transaction entirely from capital infused by Hall Phoenix/Inwood, Ltd.

Item 4.	Purpose of Transaction

As stated above, the Support Agreements were entered into as an inducement for, and in consideration of, Skywire entering into the Merger Agreement, whereby Skywire will merge its wholly-owned subsidiary, Merger Sub, with and into the Company, with the Company continuing on as the surviving entity and a wholly-owned subsidiary of Skywire (the “Transaction”). Each share of Common Stock shall be canceled as of the effective date of the merger and converted into the right to receive $10.00 per share in cash. The consummation of the Transaction is subject to the approval by the Company’s stockholders and other closing conditions as set forth in the Merger Agreement.

Pursuant to the Support Agreements, the Company Stockholders who collectively own 1,926,186  shares (including 727,258 options to acquire shares) of Common Stock (the “Subject Shares”) as set forth in Schedule I (approximately 15.5% of the Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)), have agreed to vote or consent (or cause to be voted or consented) the Subject Shares:  (i) in favor of the approval of the Transaction and the Merger

Agreement; (ii) against any proposal made in opposition to or in competition with the Transaction; and (iii) against any action intended or reasonably expected to impair, delay or adversely affect Skywire’s ability to consummate the Transaction.

The Company Stockholders also have agreed not to enter into any agreement or understanding with any person to vote or give instructions to act in any manner inconsistent with or violative of the Support Agreements. The Support Agreements terminate on the earlier to occur of: (i) the effective time of the Transaction; or (ii) the valid termination of the Merger Agreement by its terms.

References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreement included as Exhibits 1 and 2, respectively, to this Statement, and hereby are incorporated in this Item 4 in their entirety.

Except as set forth in this Statement and in connection with the Merger Agreement described above, Skywire, Hall Phoenix/Inwood, Ltd., Phoenix/Inwood Corporation, Search Financial Services, LP, Hall Search GP, LLC and Craig Hall (collectively the “Reporting Persons”) have no plan or proposals that would relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)              Other than those Subject Shares that may be deemed to be to be beneficially owned in connection with the Support Agreements, the Reporting Persons own no other shares of the Company.

As a result of the Support Agreements, Skywire may be deemed to have the power to vote up to 1,926,186 shares of the Company in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Act, the Reporting Persons, may be deemed to be the beneficial owner of an aggregate of 1,926,186 shares of the Company. All shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 15.5% of the issued and outstanding shares of the Company.

The Reporting Persons are not entitled to any rights as a stockholder of Company as to the Subject Shares and disclaims all beneficial ownership of such shares.

Except as set forth in this Item 5(a), none of the Reporting Persons, and to the knowledge of the Reporting Persons, any persons named as officers, directors or managers of the Reporting Persons hereto owns beneficially any shares of the Company.

(c)                           Except for the agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons and any person named in named as officers, directors or managers of the Reporting Persons in Item 2.

(d)                           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Support Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

1.             Agreement and Plan of Merger, dated as of December 6, 2006, by and among Skywire Software, LLC, a Delaware limited liability company, Skywire Star Acquisition Corp., a Delaware corporation, and Docucorp International, Inc., a Delaware corporation.

2.             Form of Support Agreement by and among Skywire Software, LLC, and the Company Stockholders listed on Schedule I.

3.             Schedule 13D Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 DATED:  December 18, 2006.

SKYWIRE SOFTWARE, LLC

/s/ C. Patrick Brandt
C. Patrick Brandt
Chief Executive Officer

HALL PHOENIX/INWOOD, LTD.

/s/ Donald L. Braun
Donald L. Braun
President

PHOENIX/INWOOD CORPORATION

/s/ Donald L. Braun
Donald L. Braun
President

SEARCH FINANCIAL SERVICES, LP

By: Hall Search GP, LLC, its general partner

/s/ Donald L. Braun
Donald L. Braun
President/Treasurer

HALL SEARCH GP, LLC

/s/ Donald L. Braun
Donald L. Braum
President/Treasurer

/s/ Craig Hall
CRAIG HALL

SCHEDULE I

The following table sets forth the name of each beneficial owner of shares of the Company,  entering into a Support Agreement with Skywire, dated as of December 6, 2006. Except as indicated below, the business address of each such person is c/o Docucorp International Inc., One Lincoln Centre, Suite 300, 5400 LBJ Freeway, Dallas, Texas 75240.

Name	Shares Held	Options Held	Total
Arthur Spector	15,899	86,500	102,399
John D. Lowenberg	44,215	128,258	172,473
Anshoo S. Gupta	9,730	86,500	93,230
George F. Raymond	13,799	102,500	116,299
Michael D. Andereck	877,051	220,000	1,097,051
Milledge A. Hart III	238,234	103,500	341,734
Total	1,198,928	727,258	1,926,186